UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

11 January 2004

BLUE SQUARE – ISRAEL LTD.

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

BLUE SQUARE – ISRAEL LTD.
2 Amal Street
Rosh Haayin 48092, Israel

PROXY STATEMENT
For the Annual General Meeting of Shareholders to be held on January 6, 2004

        This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.0 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York (“BONY”), of Blue Square — Israel Ltd. (the “Company” or “Blue Square”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the “General Meeting”), to be held on January 6, 2004 at 5:00 pm (Israel time) at the offices of the Company, 2 Amal Street, Rosh Ha’ayin, Israel, or at any adjournments thereof.

        It is proposed at the General Meeting to adopt the following resolutions or to consider the following items:

1.	To receive and consider the Auditors’ Report, the Directors Report and the Financial Statements of the Company for the fiscal year ended December 31, 2002;

2.	To elect directors to the Board of Directors of the Company;

3.	To approve the payment of directors’ fees to the directors of the Company, other than the Chairman of the Board of the Company;

4.	To approve compensation to Matthew Bronfman, in his capacity as the Chairman of the Board of Directors of the Company;

5.	To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, as the Company’s auditors for the year 2004; to authorize the Board of Directors and the Audit Committee to determine the auditors’ fees; and to inform the shareholders the aggregate compensation paid to the auditors for the year ended December 31, 2002;

6.	To approve amendments to the Company’s Articles of Association to

•	require that the affirmative vote of at least 75% of the members of the Board of Directors voting at a meeting will be necessary for certain matters to be deemed to be approved by the Board of Directors; and

•	provide that interested party transactions with certain parties which are not extraordinary must be approved either by the Board of Directors, by the Audit Committee, by the Chief Executive Officer and two non-interested directors or by another body authorized by the Board of Directors;

7.	To approve the terms of a management agreement with Bronfman-Alon Ltd.; and

8.	To approve the terms of a procurement agreement between the Company and Dor Alon Operating Service Stations Ltd., which operates convenience stores that are mainly located in Dor Alon Station fuel service stations and sell food and non-food products; and to approve agreements on substantially similar terms among the Company, Dor Alon Operating Service Stations Ltd. and third parties who operate other convenience stores, in the event it is agreed to enter into such agreements.

        The Company currently is unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

        A form of proxy for use at the General Meeting and a return envelope for the proxy are enclosed. By appointing “proxies,” shareholders may vote at the General Meeting whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company at least two business days prior to the General Meeting, all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matters described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the General Meeting or any adjournment thereof. Shareholders and ADR holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BONY (in the case of holders of ADRs), a written notice of revocation or duly executed proxy bearing a later date.

        The Board of Directors of the Company is soliciting proxies for use at the General Meeting. The Company expects to mail this Proxy Statement and the accompanying proxies to shareholders and ADR holders on or about December 8, 2003. In addition to solicitation of proxies by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling, and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares or ADRs.

        Only shareholders and ADR holders of record at the close of business on December 1, 2003 shall be entitled to receive notice of and to vote at the General Meeting. At the close of business on December 1, 2003, the Company had outstanding 38,400,000 Ordinary Shares, each of which is entitled to one vote for each of the matters to be presented at the General Meeting. Two or more shareholders holding shares conferring in the aggregate at least 50% of the voting power of the Company, present in person or by proxy at the General Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the same day in the next week, at the same time and place. At such reconvened meeting, any one shareholder present in person or by proxy, shall constitute a quorum regardless of the number of shares represented.

        Except for the proposal relating to the amendments to Company’s Articles of Association, each of the resolutions to be presented at the General Meeting requires the affirmative vote of at least a majority of the voting power represented at the General Meeting in person or by proxy and voting on the matter presented. The proposal relating to the amendments to Company’s Articles of Association will require the affirmative vote of at least 66-2/3% of the voting power represented at the General Meeting in person or by proxy and voting on the matter presented. The proposals relating to (i) the compensation to Matthew Bronfman, in his capacity as the Chairman of the Board of Directors of the Company, (ii) the management agreement with Bronfman-Alon Ltd. and (iii) the procurement agreement with Dor Alon Operating Service Stations Ltd. and related agreements will each be adopted only if either (a) the majority of shares voted at the meeting (without taking into account abstentions) includes at least one third (1/3) of the shares of shareholders who do not have a personal interest in the approval of the transaction and who are present and voting, in person or by proxy, at the meeting, or (b) the total number of shares voted against the proposal by shareholders without a personal interest does not exceed one percent (1%) of the aggregate voting rights in the Company.

        The lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

Beneficial Ownership of Securities by Certain Beneficial Owners and Management

        The following table sets forth certain information, as of December 1, 2003, concerning (i) the persons or entities known to the Company to beneficially own 5% or more of the Company’s outstanding Ordinary Shares; and (ii) the number of Ordinary Shares beneficially owned by directors and officers of the Company as a group:

	Ordinary Shares Beneficially Owned
Directors, Officers and 5% Shareholders	Number of shares	Percent

Bronfman-Alon Ltd. (1)
Tzarfat Building, Yakum Euro Park, Kibbutz Yakum, Israel	29,999,993	78.1%

Directors and Officers of the Company as a group (consisting of 24
persons) (2)	10,619	0.03%

(1)     Bronfman-Alon is owned 50% by each of the following:

    (i)        Alon Israel Oil Company Ltd., an Israeli-based fuel company, which is owned approximately 35% by the purchasing entities of kibbutzim in Israel, approximately 26% by Africa Israel Trade and Agencies Ltd., a subsidiary of Africa Israel Investments Ltd. (“Africa Israel”), a public company traded on the Tel Aviv Stock Exchange, and approximately 39% by Bielsol Investments (1987) Ltd. (“Bielsol”).  Mr. Lev Levayev is the controlling shareholder of Africa Israel.  Mr. David Wiessman and the Biran family are the controlling shareholders of Bielsol.

    (ii)        Bronfman-Fisher Investments Ltd., which is owned approximately 62.5% by Mr. Matthew Bronfman and by Bronfman family trusts and approximately 37.5% by Mr. Yaakov Shalom Fisher.

(2)     Does not take into account Ordinary Shares that directors of the Company may be deemed to beneficially own by virtue of their interest in, or relationship with, Bronfman-Alon Ltd.

ITEM 1 – CONSIDERATION OF THE AUDITORS’ REPORT, DIRECTORS
REPORT AND FINANCIAL STATEMENTS

        At the General Meeting, the Auditors’ Report, the Directors Report and the Financial Statements of the Company for the fiscal year ended December 31, 2002 will be presented, reviewed and considered.

ITEM 2 – ELECTION OF DIRECTORS

        The Board of Directors has nominated the thirteen (13) persons named and described below to be elected as directors, in addition to the Company’s two external directors, constituting the entire Board of Directors. All of the nominees currently serve as directors of the Company. Other than Mr. Gil Unger who has served as a Director since November 19, 2003, and Mr. David Brodet who has served as a Director since September 2000, all of the nominees have been serving as Directors of the Company since June 24, 2003, after being appointed by the Board of Directors to fill vacancies on the Board of Directors. The vacancies were caused by the resignations of eight members of the Board of Directors following the acquisition by Bronfman-Alon Ltd. of 78.1% of the Company’s outstanding share capital from Co-Op Blue Square Services Society Ltd. The current shareholding of Bronfman-Alon Ltd. empowers it to elect all of the Company’s directors.

        Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election of each of the nominees, to hold office until the next General Meeting and until his/her successor shall have duly taken office, or such earlier time as he or she shall resign or be removed from the Board pursuant to the terms of the Articles of Association of the Company. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

        The nominees to serve on the Board of Directors of Blue Square are:

Name	Ag	e	Position
Matthew Bronfman	44		Chairman of the Board of Directors
David Wiessman	49		Deputy and Vice Chairman of the
			Board of Directors
Yitzhak Bader	57		Director
Yaakov Shalom	46		Director
Fisher
Pinchas Cohen	52		Director
Avraham Meron	64		Director
Davidi Marom	50		Director
David Brodet	59		Director
Shlomo Even	46		Director
Ron Hadassi	38		Director
Meirav Gold	39		Director
Elisha Eitani	54		Director
Gil Unger	49		Director

        Matthew Bronfman is currently managing director of ACI Capital American Fund, is Deputy and Vice Chairman of the Board of Bronfman-Alon Ltd., Vice Chairman of the Board of Blue Square Chain Investments & Properties Ltd. (“BSIP”) and is on the board of directors of Tweeter – Home Entertainment Group (TWTR). Mr. Bronfman is a member of the Compensation Committee of Blue Square.

        David Wiessman is currently the President and Chief Executive Officer of Alon Israel Oil Company Ltd. and Dor Energy (1988) Ltd., Chief Executive Officer of Bielsol Investments (1987) Ltd. and Chairman of the Board of Bronfman-Alon Ltd., BSIP, Alon U.S.A. Energy, Inc. and other companies. Mr. Wiessman is a member of the Compensation Committee of Blue Square.

        Yitzhak Bader is currently Chief Executive Officer of Granot, a purchasing organization of the kibbutzim. He is also Chairman of the Board of Directors of Alon Israel Oil Company Ltd. and Dor Energy (1988) Ltd., and a director in Bronfman-Alon Ltd., BSIP, Dor Gas Ltd., Dor Alon Operating Service Stations Ltd., Pri-Gat Ltd., entities under control of Granot, and One Technologies Software (ASD) Ltd.

        Yaakov Shalom Fisher is currently President of Palace Candles Inc., a manufacturer and marketer of candles and aluminum products in Israel and the United States, and a director in Bronfman-Alon Ltd. and BSIP.

        Pinchas Cohen is currently Chief Executive Officer of Africa Israel Investments Ltd., a director in Bronfman-Alon Ltd. and a director of subsidiaries and affiliates of Africa Israel Investment Group Ltd., Alon Israel Oil Company Ltd. and Alon U.S.A. Energy.

        Avraham Meron is currently Chief Financial Officer of Africa Israel Investments Ltd., and a director of subsidiaries and affiliates of Africa Israel Investment Group Ltd., Alon Israel Oil Company Ltd., Dor Energy (1988) Ltd., Alon Dor Operating Service Stations Ltd and other companies of Dor Alon Group and Alon U.S.A. Energy.

        Davidi Marom is currently CEO of Jordan Valley Economies and Zemach Leasing (1993) Ltd., and a director of Zemach Regional Industries-Jordan Valley Ltd., other Zemach affiliated entities, Alon Israel Oil Company Ltd., Dor Energy (1988) Ltd., Alon Dor Operating Service Stations Ltd. and other companies.

        David Brodet served as the chairman of the board of directors of Blue Square from September 2000 to June 2003. From 1998 to 2000, Mr. Brodet served as the Chairman of the board of directors of WIS (Space). Mr. Brodet currently serves as the chairman of the board of directors of Yes (DBS Satellite Service), chairman of The University Hospital of Hadassah, and as a director of Amanat, Direct Insurance. Mr. Brodet also currently serves as the chairman of the board of directors of numerous organizations engaged in financial, economic, academic and civic activities.

        Shlomo Even is currently an accountant and partner of the accounting firm of Tiroshi Even, and a director of Supersol Bielsol Investments Ltd., Alon Israel Oil Company Ltd., Dor Energy (1988) Ltd. and Alon Dor Operating Service Stations Ltd. and other companies. Mr. Even is a member of the Audit Committee of Blue Square.

        Ron Hadassi is currently an employee of Palace Group, a lecturer for banking and financing at the Interdisciplinary Center in Herzilya, a director in Bronfman-Alon Ltd. and in BSIP and an external director in Na’aman Porzelon Ltd. Mr. Hadassi is a member of the Audit Committee of Blue Square.

        Meirav Gold is currently Chief Executive Officer of Palace Candles Inc., a director in Bronfman-Alon Ltd. and an external director of Liberties Properties Ltd.

        Elisha Eitani is currently Chief Executive Officer of Hechal – Haner Ltd.

        Gil Unger has been Managing Director of Ikea Israel since 2001, and from 2000 to 2001, he was Senior Vice President Marketing & Commerce of Office Depot (Israel).

        It is proposed that at the General Meeting, the following Resolution be adopted:

“RESOLVED, that Matthew Bronfman, David Wiessman, Yitzhak Bader, Yaakov Shalom Fisher, Pinchas Cohen, Avaraham Meron, Davidi Marom, David Brodet, Shlomo Even, Ron Hadassi, Meirav Gold, Elisha Eitani and Gil Unger be, and hereby are, each elected to hold office as directors of the Company, in addition to the external directors of the company, Tamar Hacker and Zeev Vurembrand.”

        The affirmative vote of the holders of a majority of the Ordinary Shares represented at the General Meeting in person or by proxy and voting thereon is required to adopt this resolution.

        The Board of Directors recommends a vote FOR the nominees to the Board of Directors.

Independent-External Directors

        Companies Law Requirements. Under the Israeli Companies Law, 1999 (the “Companies Law”), public companies are required to elect two external directors who must meet specified standards of independence. Companies that are registered under the laws of Israel and whose shares are listed for trading on the Tel Aviv Stock Exchange, such as Blue Square, are treated as public companies with respect to the external directors requirements. The external directors may not have any economic relationship with Blue Square or its controlling shareholders. External directors are elected by the shareholders. The votes in favor of the election must include either (i) at least one-third of the votes of the shareholders attending and voting who are non controlling shareholders of the company, without taking abstentions into account or (ii) the total vote of such non controlling shareholders who vote against the election represent 1% or less of all of the voting rights in the company. External directors serve for a three year term, which may be renewed for only one additional three year term. External directors can be removed from office only by the same special majority vote of shareholders required to elect them, or by court order. External directors may be removed from office only if they cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

        If, when an external director is elected, all members of the board of directors of a company are of one gender, the external director to be elected must be of the other gender.

        Any committee of the board of directors must include at least one external director, except the audit committee, which requires all external directors. An external director is entitled to compensation as provided in regulation adopted under the Companies Law and is otherwise prohibited from receiving any other compensation directly or indirectly, in connection with his service.

         Tamar Hacker and Zeev Vurembrand currently serve as the Company’s external directors.

        New York Stock Exchange Requirements. The Company is subject to the rules of the NYSE applicable to listed companies. Under the current NYSE rules, the Company is required to have a minimum of three independent directors. The independence standard under the NYSE rules generally excludes (1) any person who is an employee of a company or its affiliates or any person who is an immediate family member of an executive officer of a company or its affiliates, until the lapse of three years from the termination of such employment, (2) any person who is a partner, controlling shareholder or executive officer of an organization that has a business relationship with the company or who has a direct business relationship with the company, unless the board of directors of the company determines that the business relationship does not interfere with such person’s independent judgment, or unless three years have lapsed from the termination of such relationship or his status as a partner, controlling shareholder or executive officer, and (3) any person who is employed as an executive of another corporation where any of the company’s executives serves on that corporation’s compensation committee. See “-Audit Committee” below for a description of the changes to the independence standard under the New York Stock Exchange rules.

Audit Committee

        Companies Law Requirements. Under the Companies Law, the board of directors of any company that is required to nominate external directors must also appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding the chairman of the board of directors, the general manager, the chief executive officer, a controlling shareholder and any director employed by the company or who provides services to the company on a regular basis. The role of the audit committee is to examine flaws in the business management of the company, in consultation with the internal auditor and the company’s independent accountants, and suggest appropriate course of action. The audit committee also determines whether to approve certain actions and transactions with related parties. Arrangements regarding compensation of directors require the approval of the audit committee and the shareholders.

        New York Stock Exchange Requirements. Under the current NYSE rules, the Company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. The responsibilities of an audit committee under NYSE rules include evaluating the independence of a company’s outside auditors.

        Pursuant to the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission (the “SEC”) issued new rules that, among other things, require the New York Stock Exchange to impose independence requirements on each member of the audit committee. The New York Stock Exchange has adopted rules that would comply with the SEC’s requirements, and we are required to comply with the new audit committee requirements by no later than July 31, 2005.

        The requirements implement two basic criteria for determining independence: (i) audit committee members would be barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member’s capacity as a member of the board of directors and any board committee, and (ii) audit committee members of an issuer that is not an investment company may not be an “affiliated person” of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

        The SEC has defined “affiliate” for non-investment companies as “a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.” The term “control”is intended to be consistent with the other definitions of this term under the Securities Exchange Act of 1934, as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” A safe harbor has been adopted by the SEC, under which a person who is not an executive officer, director or 10% shareholder of the issuer would be deemed not to have control of the issuer. The SEC has also provided certain limited exceptions for an audit committee member, who also sits on the board of directors of an affiliate to a listed issuer, so long as, except for being a director on such board of directors, the audit committee member otherwise meets the independence requirements for each entity.

        As of December 1, 2003, the members of the Audit Committee were Tamar Hacker, Zeev Vurembrand, Shlomo Even and Ron Hadassi.

ITEM 3 – APPROVAL OF DIRECTORS’ FEES

        Pursuant to the Israeli Companies Law, 1999 (the “Companies Law”), the terms of employment of a director, including the terms of his employment as an officer of the Company, require the approval of the Audit Committee, the Board of Directors, and the shareholders voting at a general meeting of shareholders.

        The Company has elected to pay to each director (including the Company’s external directors), other than the Chairman of the Board of Directors, the sum of NIS 45,392 per year and a meeting attendance fee of NIS 1,746, which amounts are equivalent to the amounts allowed to be paid to external directors of companies of comparable size under the second and third supplements to the Companies Regulations (Rules for Compensation and Expenses of External Directors), 2000 (the “Regulations”). The fees referred to above will be adjusted from time to time based on changes to the Israeli Consumer Price Index in the same manner as the fees described in the Regulations are adjusted. The directors would also be entitled to reimbursement of expenses incurred by them in connection with their service as directors.

        It is proposed that at the General Meeting the following resolution be adopted:

        “RESOLVED, that the proposed fees to be paid to the directors of the Company be, and they hereby are, approved.”

        The affirmative vote of the holders of a majority of the Ordinary Shares represented at the General Meeting in person or by proxy and voting thereon is required to adopt this resolution. Since some of the nominees to be directors are deemed to be controlling shareholders of the Company, as defined by the Companies Law, if one or more shareholders holding in the aggregate at least 1% of the issued share capital or the voting rights in the Company notify the Company in writing, on or prior to the seventh day following the publication of this Proxy Statement, about his/their objection to the resolution, the approval of this resolution will require that either: 1) the majority of shares voting at the meeting (without taking into account abstentions) includes at least one third (1/3) of the shares of shareholders who do not have a personal interest in the approval of this resolution and who are present and voting, in person or by proxy, at the meeting; or 2) the total number of shares voted against the proposal by shareholders without a personal interest does not exceed one percent (1%) of the aggregate voting rights in the Company.

        The Board of Directors recommends a vote FOR the approval of the Directors fees as set forth above.

ITEM 4 – APPROVAL OF COMPENSATION TO THE CHAIRMAN
OF THE BOARD OF DIRECTORS

        As stated above, pursuant to the Companies Law, the terms of employment of a director, including the terms of his employment as an officer of the Company, require the approval of the Audit Committee, the Board of Directors, and the shareholders voting at a general meeting of shareholders.

        Following approval by the Audit Committee and the Board of Directors, it is proposed that the Company grant compensation to Mr. Matthew Bronfman, Chairman of the Board of the Company. All amounts payable to Mr. Bronfman will be paid to Bronfman-Alon Ltd., the holder of 78.1% of the shares of the Company, in which Mr. Bronfman has an indirect equity interest.

        Under the proposal, the compensation would consist of a monthly payment of NIS 42,000 plus VAT commencing from June 24, 2003, the date Mr. Bronfman became the Chairman of the Board of the Company. The compensation would be linked to changes in Israel’s consumer price index since May 2003, and would be updated every three months. No additional fees would be paid to Mr. Bronfman for attending meetings of the Board of Directors or any committee of the Board of Directors. Mr. Bronfman would also be entitled to reimbursement of actual expenses (upon submission of receipts) incurred by him in connection with his service as the Chairman of the Board of up to $50,000 per year.

        It is proposed that at the General Meeting the following resolution be adopted:

        “RESOLVED, that the compensation to Mr. Matthew Bronfman, Chairman of the Board of Directors of the Company, be, and hereby is, approved.”

        Because Mr. Bronfman is considered a “controlling shareholder” under the Companies Law, the approval of the terms of the compensation requires that either:

•	the majority of shares voted at the meeting (without taking into account abstentions) includes at least one third (1/3) of the shares of shareholders who do not have a personal interest in the approval of the transaction and who are present and voting, in person or by proxy, at the meeting; or

•	the total number of shares voted against the proposal by shareholders without a personal interest does not exceed one percent (1%) of the aggregate voting rights in the Company.

        The Board of Directors recommends a vote FOR approval of the compensation to Mr. Matthew Bronfman, Chairman of the Board of Directors.

ITEM 5 – APPOINTMENT OF AUDITORS

        Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, has been nominated by the Board of Directors of the Company for appointment as the auditors of the Company for the year ending December 31, 2004. Kesselman & Kesselman has no relationship with the Company or with any affiliate of the Company, except as auditors.

        Pursuant to an agreement among the shareholders of Bronfman-Alon Ltd., the holder of 78.1% of the ordinary shares of the Company, it was agreed that the two shareholder groups would each be entitled to request the Company to nominate one firm as the auditors of the Company. The two shareholder groups have agreed on the appointment of Kesselman & Kesselman as the Company’s auditors for the year ending December 31, 2004. The Company’s current auditors, Luboshitz Kasierer, an affiliate member of Ernst & Young International Limited, will continue to be the Company’s auditors for the year 2003 and for the preparation of the financial statements for the year 2003. Luboshitz Kasierer may also continue to perform various non-audit services for the Company, as requested by the Company.

        It is proposed that at the General Meeting the following resolution be adopted:

        “RESOLVED, that Kesselman & Kesselman be, and hereby is, appointed as the auditors of the Company for the year 2004, and that the Board of Directors and the Audit Committee be, and they hereby are, authorized to determine the fees of the said auditors.”

        The affirmative vote of the holders of a majority of the Ordinary Shares represented at the General Meeting in person or by proxy and voting thereon is required to adopt this resolution.

        The Board of Directors and the Audit Committee recommend a vote FOR approval of the proposed resolution.

ITEM 6 – AMENDMENTS TO THE COMPANY’SARTICLES
OF ASSOCIATION

        The Board of Directors proposes to amend Articles 1.1 and 23.5 of the Articles of Association to require that the affirmative vote of at least 75% of the members of the Board of Directors voting at a meeting of the Board of Directors will be necessary for certain matters to be deemed approved by the Board of Directors. The Board of Directors believes that certain matters of material importance to the Company should require more than the approval of a majority of the members of the Board of Directors voting at a meeting.

        The Board of Directors also proposes to add a new Article 25A to the Articles of Association to provide that interested party transactions which are not extraordinary and involve an officer of the Company or a person that controls the Company (or a person in which an officer or controlling person has a personal interest) must be approved either by the Board of Directors, by the Audit Committee, by the Chief Executive Officer and two non-interested directors or by another body authorized by the Board of Directors. Under the Companies Law, (i) a non-extraordinary transaction between a company and one of its officers or with a person in which an officer has a person interest requires the approval of the Board of Directors of such company, unless the articles of association of the company provides for another approval process, and (ii) a non-extraordinary transaction between a company and one of its controlling persons (who is not also an officer) or with a person in which such controlling person has a personal interest does not require approval of the Board of Directors.

        The Board of Directors believes it to be in the best interests of the Company for the Articles of Association to require an approval process for non-extraordinary transactions involving a controlling person, although not required by the Companies Law. In addition, the Board of Directors believes that the approval process for non-extraordinary transactions involving officers or controlling persons (or persons in which either has a personal interest) should be flexible to enable different approval processes for different transactions.

Proposed Amendment Requiring Affirmative Vote of at Least 75% of the Board Members for CertainMatters to be Deemed Approved

        Existing Section 23.5 of the Articles of Association provides that “Issues arising at board of directors’ meetings shall be decided by a majority of votes of the directors present (or participating, in the case of voting by media) and voting, each director having one vote.”

        The following is the text of the proposed amendments to Sections 1.1 and 23.5 of the Articles of Association:

The following definition shall be added to the end of Section 1.1 of the Articles of Association:

“Blue Square group” – the Company and any other company which is consolidated in its financial reports”

The following language shall be added to the end of Section 23.5 of the Articles of Association:

“Notwithstanding the foregoing, subject to any applicable law, the board of directors shall not, without the affirmative vote of at least seventy five percent (75%) of the members of the board of directors who participate and vote at a meeting of the board of directors, resolve to do any of the following:

a) approve the annual budget of the Blue Square group;

b) approve any material transaction and material action involving the Blue Square group;

c) appoint the senior officers of the Blue Square group and determine their terms of employment;

d) appoint the chairman of the board of directors of the Company and determine the terms of his or her service;

e) approve the issuance of securities of the Company or securities of other companies of the Blue Square group;

f) approve the entering into new lines of business by the Blue Square group;

g) determine the signatory rights in the Blue Square group.”

Proposed Amendment Requiring Certain Approvals for Ordinary Interested Transactions

        The following is the text of the proposed amendment to the Articles of Association:

The following new Section shall be added after Section 25 of the Articles of Association:

25A.	Approvals for Ordinary Interested Party Transaction.

Subject to the provisions of the Companies Law, (i) a transaction between the Company and an officer of the Company or a person that controls the Company or (ii) a transaction between the Company and another person in which an officer of the Company or a person that controls the Company has a personal interest, which transaction is not in any such case extraordinary (“Ordinary Interested Transactions”), will be approved by the Company in the following manner:

25A.1	By the Board of Directors, or by the Audit Committee, or by the Chief Executive Officer with two directors that have no personal interest in the transaction, or by another body authorized by the Board of Directors, whether such body is authorized by the Board of Directors by means of a specific resolution or by board practice, or whether such body is granted authority by means of a general authorization, an authorization for a particular type of transaction or an authorization for a particular transaction.

25A.2	The approval of Ordinary Interested Transactions by the bodies or persons identified in clause 25A.1 may be done by means of an approval of a particular type of transaction or an approval of a particular transaction.

        It is proposed that at the General Meeting the following resolution be adopted:

        “RESOLVED, to approve the proposed amendment to Articles 1 and 23 of the Company’s Articles of Association and the insertion of new Article 25A to the Company’s Articles of Association.”

        The affirmative vote of the holders of 66-2/3% of the Ordinary Shares represented at the General Meeting in person or by proxy and voting thereon is required to adopt this resolution.

        The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 7 – APPROVAL OF THE TERMS
OF A MANAGEMENT AGREEMENT
WITH BRONFMAN-ALON LTD.

        The shareholders are being asked to approve the terms of a management agreement with Bronfman-Alon Ltd. The Board of Directors and the Audit Committee have approved the terms of the management agreement and recommend that the Company enter into such agreement.

        Under the terms of the agreement, Bronfman-Alon has agreed to provide to the Company strategic, financial, marketing, real estate, business development and other consulting services, and the Company has agreed to confer with Bronfman-Alon with respect to issues that are not in the ordinary course of the Company’s business. The services to be provided by Bronfman-Alon under the agreement will relate to strategies and policies of the Company. The agreement provides for the Company to pay management fees commencing from July 1, 2003 at $600,000 per year plus VAT, which will be payable in four equal quarterly payments. The consulting services are to be provided by Bronfman-Alon, or by a person or entity under the control of Bronfman-Alon. Both the Company and Bronfman-Alon have the right to cancel the agreement upon six months’ notice to the other party.

        It is proposed that at the General Meeting the following resolution be adopted:

        “RESOLVED, that the terms of the Management Agreement between the Company and Bronfman-Alon Ltd. be, and hereby is, approved.”

        Because Bronfman-Alon Ltd. is considered a “controlling shareholder” under the Companies Law, the approval of the terms of the Management Agreement requires that either:

•	the majority of shares voted at the meeting (without taking into account abstentions) includes at least one third (1/3) of the shares of shareholders who do not have a personal interest in the approval of the transaction and who are present and voting, in person or by proxy, at the meeting; or

•	the total number of shares voted against the proposal by shareholders without a personal interest does not exceed one percent (1%) of the aggregate voting rights in the Company.

        The Board of Directors recommends a vote FOR the entering into the Management Agreement between the Company and Bronfman-Alon Ltd. on the terms set forth above.

ITEM 8 – APPROVAL OF THE TERMS
OF A PROCUREMENT AGREEMENT
WITH DOR ALON OPERATING SERVICE STATIONS LTD.

        The shareholders are being asked to approve the terms of a procurement agreement between the Company and Dor Alon Operating Service Stations Ltd. (“Dor Alon Stations”), which operates convenience stores that are mainly located in Dor Alon Station fuel service stations and sell various food and non-food products. In addition, the shareholders are being asked to approve agreements on substantially similar terms among the Company, Dor Alon Stations and third parties who operate other convenience stores, in the event it is agreed to enter into such agreements. The Board of Directors and the Audit Committee have approved the terms of the procurement agreements and recommend that the Company enter into such agreements.

        Dor Alon Stations operates convenience stores located in fuel service stations that sell various food and non-food products (the “Stores”). Under the terms of the agreement between the Company and Dor Alon Stations (the “Procurement Agreement”), the Company will agree to procure products that will be supplied to the Stores, either directly from suppliers or from the Company’s distribution center. In consideration of the procurement of products, Dor Alon Stations will pay to the Company (i) for products sent directly from suppliers, an amount equal to the cost of such products to the Company as determined under the Procurement Agreement plus 2%, and (ii) for products sent from the Company’s distribution center, an amount equal to the cost of such products to the Company as determined under the Procurement Agreement plus 2.75%, in each case plus VAT. The cost of the products to the Company shall be approved by the Company’s independent public accountants. In the event that the Company’s revenues generated from the Procurement Agreement minus related expenses (“income”) from the sale of products to Dor Alon Stations is less than NIS 1 million (linked to the Israeli consumer price index) in any year without VAT, Dor Alon Stations will pay to the Company additional amounts in order that the Company’s income for such year will reach such NIS 1 million amount. To secure Dor Alon Station’s payment and other obligations to the Company under the Procurement Agreement, Dor Alon will provide the Company with a floating lien or pledge, unlimited in amount, on all inventory in the Stores subject to any legal prevention, and Dor Energy (1988) Ltd. and Alon Israel Oil Company Ltd., indirect 100% shareholders of Dor Alon Stations, will guarantee all obligations of Dor Alon Stations under the agreement.

        Under the terms of the Procurement Agreement, the Company and Dor Alon Stations will share certain expenses relating to computerization, which will include a one-time expense for converting programs, currently estimated to be NIS 1.2 million; the final amount of the expense will be agreed upon between the parties. The parties will also share the cost of annual maintenance for the computer system that the parties currently estimate to be 17% of the one-time expense; the final amount of the maintenance expense will also be agreed upon between the parties.

        The term of the Procurement Agreement shall be for five years commencing from receipt of all necessary approvals by the appropriate organs of the parties, and shall automatically be extended for additional one-year periods unless either party gives notice to the other party of its desire to terminate the Procurement Agreement 90 days prior to the expiration of the term of the Procurement Agreement or such year, as the case may be. However, (i) either party may terminate the Procurement Agreement on 90 days’ notice given at any time after 24 months have elapsed from the date the Procurement Agreement is effective, and (ii) Dor Alon Stations may terminate the Procurement Agreement on 180 days’ notice with respect to particular Stores in the event of the “economic failure” (a situation on which the parties must agree) and closure of such Store by Dor Alon Stations as a result of such “economic failure”.

        In addition, with respect to convenience stores located in Dor Alon fuel service stations that are operated by third parties, the Company and Dor Alon Stations have agreed that they may enter into separate agreements with respect to such stores with the third party operators of such stores on substantially similar terms as the Procurement Agreement described above. Dor Energy (1988) Ltd. and Alon Israel Oil Company Ltd. would also guarantee the obligations of such third party operators and Dor Alon Stations, under these related separate agreements.

        It is proposed that at the General Meeting the following resolution be adopted:

        “RESOLVED, that the terms of the Procurement Agreement between the Company and Dor Alon Stations, including other agreements on substantially similar terms among the Company, Dor Alon Stations and the third party operators of convenience stores, in the event the parties agree to enter into such other agreements, be, and hereby are, approved”.

        Because Dor Alon Stations is considered an entity in which a “controlling shareholder” under the Companies Law has a personal interest, the approval of the terms of the Procurement Agreement and the related agreements requires that either:

•	the majority of shares voted at the meeting (without taking into account abstentions) includes at least one third (1/3) of the shares of shareholders who do not have a personal interest in the approval of the transaction and who are present and voting, in person or by proxy, at the meeting; or

•	the total number of shares voted against the proposal by shareholders without a personal interest does not exceed one percent (1%) of the aggregate voting rights in the Company.

        The Board of Directors recommends a vote FOR the entering into the Procurement Agreement between the Company and Dor Alon Stations, including the other agreements among the Company, Dor Alon Stations and the third party operators of convenience stores, in the event the parties agree to enter into such other agreements, on the terms set forth above.

OTHER BUSINESS

        Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Matthew Bronfman
Chairman of the Board
Dated: December 8, 2003